Exhibit 12.1

KOHL'S CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	2016	2015	2014
Earnings
Income before income taxes, including non-recurring items	$875	$1,057	$1,349
Fixed charges	484	512	524
Less: Interest capitalized during period	(1)	0	(2)
	$1,358	$1,569	$1,871
Fixed charges
Interest (expensed or capitalized)	$309	$329	$342
Portion of rent expense representative of interest	173	181	180
Amortization of deferred financing fees	2	2	2
	$484	$512	$524
Ratio of earnings to fixed charges	2.8	3.1	3.6